      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 28, 2000
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                         LIONBRIDGE TECHNOLOGIES, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                        7389                    04-3398462
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
     of incorporation or                Industrial           Identification Number)
        organization)           Classification Code Number)

                               950 WINTER STREET
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 434-6000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                 RORY J. COWAN
                            CHIEF EXECUTIVE OFFICER
                         LIONBRIDGE TECHNOLOGIES, INC.
                               950 WINTER STREET
                          WALTHAM, MASSACHUSETTS 02451
                                 (781) 434-6000

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                             GEORGE W. LLOYD, ESQ.
                            KENNETH J. GORDON, ESQ.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                          Boston, Massachusetts 02110
                                 (617) 248-7000

                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE           OFFERING             AGGREGATE            AMOUNT OF
              REGISTERED                     REGISTERED       PRICE PER SHARE(1)    OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock, $0.01 par value per
  share(2).............................       1,500,000             $8.4375          $12,656,250.00          $3,342.00

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.

(2) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the common stock of Lionbridge on the Nasdaq National Market on September 22, 2000.

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following. / /

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2000
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS

                         LIONBRIDGE TECHNOLOGIES, INC.

                                1,500,000 SHARES

                                  COMMON STOCK

    This prospectus is part of a registration statement that covers 1,500,000 shares of our common stock. The shares may be offered and sold from time to time by the selling stockholders of Lionbridge Technologies, Inc. or by donees, transferees, or other successors in interest that receive the Lionbridge shares as a gift or by other non-sale related transfer. We will receive no proceeds from the sale of the shares. The 1,500,000 shares of Lionbridge common stock were issued by Lionbridge to the selling stockholders in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. See "Selling Stockholders" for further information.

    These shares may be offered by stockholders of Lionbridge from time to time in one or more transactions as described under the "Plan of Distribution" and "Selling Stockholders".

    Our common stock is traded on the Nasdaq National Market under the symbol "LIOX." The last reported sale price of our common stock on the Nasdaq National Market on September 27, 2000 was $8.625 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER   , 2000.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Lionbridge..................................................      3
Risk Factors................................................      4
Use of Proceeds.............................................      9
Dividend Policy.............................................      9
Business....................................................     10
Selling Stockholders........................................     20
Plan of Distribution........................................     21
Transfer Agent..............................................     22
Legal Matters...............................................     22
Experts.....................................................     22
Incorporation of Certain Information by Reference...........     23
Available Information.......................................     23

                            ------------------------

    THE TERMS "LIONBRIDGE," "WE," "OUR," AND "US" REFER TO LIONBRIDGE TECHNOLOGIES, INC. AND ITS SUBSIDIARIES UNLESS THE CONTEXT SUGGESTS OTHERWISE.

    "LIONBRIDGE" IS A REGISTERED TRADEMARK AND "LIONBRIDGE.COM," THE LIONBRIDGE LOGO, "RAPID GLOBALIZATION METHODOLOGY," "LIONBRIDGE GLOBALIZATION PLATFORM," AND "CHINACONNECT" ARE TRADEMARKS OF LIONBRIDGE. "VERITEST" IS A REGISTERED TRADEMARK OF LIONBRIDGE.

                                   LIONBRIDGE

    Lionbridge is a leading provider of globalization services to Global 2000 and emerging companies. In addition, our VeriTest division provides functionality, compatibility, and logo certification testing services through its global network of labs. Our globalization services, supported by our proprietary technologies, enable our clients to adapt their businesses to meet the demands of multiple languages and cultures. As economies worldwide become increasingly integrated, the need for the rapid dissemination of information in multiple languages has become more critical. The Internet and the demand it creates for up-to-date, real-time information across all major global languages have amplified this trend. Lionbridge's enterprise-wide services address the needs of its clients' customers, suppliers, and employees. These services include strategic consulting, linguistic and technical implementation, product testing, and multilingual content management. During the six months ended
June 30, 2000, Lionbridge has provided its services to over 400 clients in the technology, telecommunications, life sciences, and financial services industries.

    Our predecessor, Lionbridge America, Inc., was incorporated in Delaware in September 1996 (under the name Lionbridge Technologies, Inc.). We were incorporated in Delaware in October 1997 (under the name Lionbridge Technologies Holdings, Inc.) and completed a reorganization in February 1998 in which Lionbridge America became our wholly owned subsidiary. In June 1999, we changed our name to Lionbridge Technologies, Inc. from Lionbridge Technologies
Holdings, Inc. and the name of our subsidiary Lionbridge Technologies, Inc. to Lionbridge America, Inc. Our principal executive offices are located at 950 Winter Street, Waltham, Massachusetts 02451, our telephone number is
(781) 434-6000, and our Web site is www.lionbridge.com. Information contained on our Web site is not a part of this prospectus.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE INVESTING IN OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS THAT WE FACE. ADDITIONAL RISKS MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS COME TO FRUITION, OUR BUSINESS, RESULTS OF OPERATIONS, OR FINANCIAL CONDITION COULD BE SUBSTANTIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. THIS PROSPECTUS CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WHICH INVOLVE RISKS AND UNCERTAINTIES. LIONBRIDGE MAKES SUCH FORWARD-LOOKING STATEMENTS UNDER THE PROVISION OF THE "SAFE HARBOR" SECTION OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE PROJECTED, ANTICIPATED OR INDICATED IN ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF MANY FACTORS, AS MORE FULLY DESCRIBED IN THIS SECTION AND ELSEWHERE IN THE PROSPECTUS. IN THE FOLLOWING DISCUSSION, THE WORDS "ANTICIPATES," "BELIEVES," "EXPECTS," "INTENDS," "FUTURE," "COULD," AND SIMILAR WORDS OR EXPRESSIONS (AS WELL AS OTHER WORDS OR EXPRESSIONS REFERENCING FUTURE EVENTS, CONDITIONS, OR CIRCUMSTANCES) IDENTIFY FORWARD-LOOKING STATEMENTS. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE ACCOMPANYING NOTES.

RISKS RELATED TO OUR BUSINESS

OUR REVENUE COULD BE NEGATIVELY AFFECTED BY THE DELAY OF OUR CLIENTS' PRODUCT
  RELEASES OR THE LOSS OF A MAJOR CLIENT.

    A significant portion of our revenue is linked to the product release cycle of our clients. As a result, we perform varying amounts of work for specific clients from year to year based on their development schedule. A major client in one year may not have use for a similar level of our services in another year. In addition, we derive a significant portion of our revenue from large projects and programs for a limited number of clients. In 1999, Microsoft accounted for approximately 9.2% of our revenue and our five largest clients (including Microsoft) accounted for approximately 29.1% of our revenue. For the six months ended June 30, 2000, Hewlett Packard accounted for approximately 9.6% of our revenue and our five largest clients (including Hewlett Packard) accounted for approximately 35.9% of our revenue. As a result, the loss of any major client or a significant reduction in a large project's scope could materially reduce our revenue and cash flow, and adversely affect our ability to achieve and maintain profitability.

WE HAVE AN ACCUMULATED DEFICIT, ARE NOT CURRENTLY PROFITABLE, AND ANTICIPATE
  FUTURE LOSSES.

    We have incurred substantial losses since we were founded, and we anticipate we will continue to incur substantial losses for the foreseeable future. We had an accumulated deficit of approximately $71.4 million as of June 30, 2000 and a net loss of $12.3 million for the six months ended June 30, 2000. Although our revenue has grown significantly since 1997, this growth may not be sustainable or indicative of future results of operations. We intend to continue to invest in internal expansion, infrastructure, integration of our acquired companies into our existing operations, select acquisitions, and our sales and marketing efforts. In addition, our acquisitions have significantly increased our intangible assets, such as goodwill, and the charges we expect to incur in connection with the amortization of these intangible assets will adversely impact our ability to achieve and maintain profitability for the foreseeable future. We cannot predict when we will operate profitably, if ever.

IF OUR LOSSES CONTINUE, WE WILL NEED TO RAISE ADDITIONAL CAPITAL. IF WE ARE
  UNABLE TO DO SO, OR WE DO SO ON UNFAVORABLE TERMS, THE VALUE OF YOUR INVESTMENT IN OUR STOCK MAY DECLINE.

    If our losses continue, we will be unable to pay our expenses unless we raise additional capital. If we need to raise additional capital but are unable to do so, we may not be able to continue as a going concern. If we need to raise additional capital but are able to do so only on unfavorable terms, the value of your investment in our stock may decline.

POTENTIAL FLUCTUATIONS IN OUR QUARTERLY RESULTS MAKE FINANCIAL FORECASTING
  DIFFICULT AND COULD AFFECT OUR COMMON STOCK TRADING PRICE.

    As a result of fluctuations in our revenue tied to foreign currency fluctuations, our clients' release cycles, the three- to nine-month length of our typical sales cycle, rapid growth, acquisitions, the emerging nature of the markets in which we compete, and other factors outside our control, we believe that quarter-to-quarter comparisons of results of operations are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of our future performance. We may not experience revenue increases in future years comparable to the revenue increases in prior years. If in some future quarter our results of operations were to fall below the expectations of securities analysts and investors, the trading price of our common stock would likely decline.

WE GENERALLY DO NOT HAVE LONG-TERM SERVICE AGREEMENTS, WHICH MAKES REVENUE
  FORECASTING DIFFICULT.

    Much of our revenue is derived from individual projects rather than long-term service agreements. We cannot assure you that a client will engage us for further services once a project is completed or that a client will not unilaterally reduce the scope of, or terminate, existing projects. You should not predict or anticipate our future revenue based on the number of clients we have or the size of our existing projects. The absence of long-term service agreements makes it difficult to predict our future revenue.

WE MAY BE LIABLE FOR DEFECTS OR ERRORS IN THE SERVICES WE PROVIDE TO OUR
  CLIENTS.

    Many of the services we provide are critical to our clients' businesses. Any defects or errors in these services could result in:

    - delayed or lost client revenue;

    - adverse reaction to our clients from their end users and, ultimately, toward Lionbridge;

    - claims against us;

    - negative publicity; and

    - additional expenditures to correct the defect or error.

Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Although we maintain general liability insurance, including coverage for errors and omissions, we cannot assure you that this coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

IF WE FAIL TO ATTRACT AND RETAIN PROFESSIONAL STAFF, OUR ABILITY TO COMPLETE OUR
  PROJECTS AND OBTAIN NEW PROJECTS COULD SUFFER.

    Our failure to attract and retain qualified employees could impair our ability to complete existing projects and bid for or obtain new projects and, as a result, could adversely affect our business and revenue. Our ability to grow and increase our market share largely depends on our ability to hire, train, retain, and manage highly skilled employees, including project managers, consultants, and technical, translation, and sales and marketing personnel. There is a significant shortage of, and intense competition for, personnel who are qualified to perform the services we provide. In addition, we must make sure our employees maintain their technical expertise and business skills. We cannot assure you that we will be able to attract a sufficient number of qualified employees or that we will successfully train and manage the employees we hire.

WE MAY BE UNABLE TO CONTINUE TO GROW AT OUR HISTORICAL GROWTH RATES OR TO MANAGE
  OUR GROWTH EFFECTIVELY.

    Continued, planned growth is a key component of increasing the value of our common stock. In the past three years, our business has grown significantly and we anticipate future internal growth and growth through additional acquisitions. This rapid growth places a significant demand on management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems and controls. In addition, some of the proceeds of our initial public offering were used in part to expand our operations and sales and marketing capabilities. This additional growth may further strain our management and operational resources. Our growth could also be adversely affected by many other factors, including economic downturns. As a result of these concerns, we cannot be sure that we will continue to grow, or, if we do grow, that we will be able to maintain our historical growth rates.

OUR MULTI-YEAR OUTSOURCING RELATIONSHIP STRATEGY MAY CAUSE US TO BE
  UNPROFITABLE.

    Part of our strategy is to acquire other companies' internal localization operations and then enter into multi-year contracts with the sellers of these operations to meet their globalization requirements on an outsourcing basis. As such, our strategy is to buy these operations with the objective of recouping our up-front purchase price out of future revenue from the seller. If we pay too much for these acquisitions or these outsourcing contracts prove unprofitable, our revenue and profitability will suffer.

DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING,
  AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR BUSINESS IN INTERNATIONAL MARKETS.

    A large component of our operations is our ability to conduct business in international markets, as evidenced by the fact that a significant part of our current operations are outside of the United States. As a result, our business is subject to the political and economic fluctuations in various countries. We have experienced foreign currency fluctuations and they may have a more significant impact on our revenue, cash flow and ability to achieve and maintain profitability as we continue to grow our business. In addition, we have experienced long payment cycles and occasional problems in collecting accounts receivable originating outside of the United States. Recently we have experienced exchange rate losses as a result of fluctuations in the Euro and slowdowns in revenue growth as our clients reassessed their strategies in China and Japan based on political and economic conditions. In addition, as we continue to employ and retain personnel throughout the world and apply varying employment laws, we may face difficulties in integrating such personnel on a cost-efficient basis. To date, we have been able to successfully staff our international operations, but if we continue to grow our operations, it may become more difficult to manage our business. If we fail to manage these operations successfully, our ability to service our clients and grow our business will be seriously impeded.

OUR INTANGIBLE ASSETS REPRESENT A SIGNIFICANT PORTION OF OUR ASSETS,
  AMORTIZATION OF OUR INTANGIBLE ASSETS WILL ADVERSELY IMPACT OUR NET LOSS, AND WE MAY NEVER REALIZE THE FULL VALUE OF OUR INTANGIBLE ASSETS.

    Our acquisitions have resulted in the creation of significant goodwill and other intangible assets, which are generally being amortized over five-year periods. At June 30, 2000, we had goodwill and other acquisition-related intangible assets of approximately $17.4 million, net of accumulated amortization, which represented approximately 24.5% of our total assets. The amount of goodwill associated with our January 1999 acquisition of VeriTest may increase in the future as a result of the contingent purchase price that may become payable if the agreed-upon operating targets for VeriTest are fully met. We will continue to incur non-cash charges in connection with the amortization of our intangible assets over their respective useful lives, and we expect these charges will have a significant adverse impact on our ability to achieve and maintain profitability for the foreseeable future.

    We cannot assure you that we will ever realize the value of these intangible assets. In the future, as events or changes in circumstances indicate that the carrying amount of our intangible assets may not be recoverable, we will evaluate the carrying value of our intangible assets and may take an accelerated charge to our earnings. Any future determination requiring the write-off of a significant portion of unamortized intangible assets could adversely impact our ability to achieve and maintain profitability.

PURSUING AND COMPLETING POTENTIAL ACQUISITIONS COULD DIVERT MANAGEMENT ATTENTION
  AND FINANCIAL RESOURCES AND MAY NOT PRODUCE THE DESIRED BUSINESS RESULTS.

    In May 2000, we acquired all of the capital stock of INT'L.com and Harvard Translations. As part of our growth strategy, we intend to continue pursuing and making acquisitions of other complementary businesses. We do not have specific personnel dedicated solely to pursuing and making acquisitions. As a result, if we pursue any acquisition, our management, in addition to their operational responsibilities, could spend a significant amount of time and management and financial resources to pursue and integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, cash, or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity will be reduced. In addition, from an accounting perspective, an acquisition may involve nonrecurring charges or involve amortization of significant amounts of goodwill that could adversely affect our ability to achieve and maintain profitability.

    Despite the investment of these management and financial resources and completion of due diligence with respect to these efforts, an acquisition may not produce the revenue, earnings or business synergies that we anticipated, and an acquired business or technology may not perform as expected for a variety of reasons, including:

    - difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company;

    - risks of entering markets in which we have no or limited prior experience;

    - expenses of any undisclosed or potential legal liabilities of the acquired company;

    - the applicability of rules and regulations that might restrict our ability to operate; and

    - the potential loss of key employees of the acquired company.

WE MAY HAVE DIFFICULTY IN IDENTIFYING AND COMPETING FOR ACQUISITION
  OPPORTUNITIES.

    Our business strategy includes the continued pursuit of strategic acquisitions. We have engaged in discussions with third parties concerning potential acquisitions of niche expertise, businesses, and operations. We currently do not have commitments or agreements with respect to any acquisitions. In executing our acquisition strategy, we may be unable to identify suitable acquisition candidates. In addition, we expect to face competition from other companies for acquisition candidates, making it more difficult to acquire suitable companies on favorable terms.

IF WE FAIL TO KEEP PACE WITH CHANGING TECHNOLOGIES, WE MAY LOSE CLIENTS.

    Our market is characterized by rapidly changing client requirements, and evolving technologies and industry standards. If we cannot keep pace with these changes, our business could suffer. The Internet's continued growth and strong influence in our industry magnifies these characteristics. To achieve our goals, we need to develop strategic business solutions, technologies, and methodologies that keep pace with continuing changes in industry standards, information technology, and client preferences.

IF WE LOSE THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER, RORY J. COWAN, OUR
  PRESIDENT, ROGER O. JEANTY, OR OTHER KEY PERSONNEL, OUR BUSINESS AND STOCK PRICE COULD SUFFER.

    In order to continue to provide quality services in our rapidly changing business, we believe it is particularly important to retain personnel with experience and expertise relevant to our business. Our future success, therefore, depends in large part on the continued services of a number of our key personnel, including our Chief Executive Officer, Rory J. Cowan, and our President, Roger O. Jeanty. The loss of the services of Messrs. Cowan or Jeanty or any of our other key personnel could impede our success. We might not be able to prevent key personnel, who may leave our employ in the future, from disclosing or using our technical knowledge, practices, or procedures. One or more of our key personnel might resign and join a competitor or form a competing company. As a result, we might lose existing or potential clients.

WE COMPETE IN A HIGHLY COMPETITIVE MARKET THAT HAS LOW BARRIERS TO ENTRY.

    The market for our globalization services is very competitive and we face many competitors. We cannot assure you that we will compete successfully against these competitors in the future. Many of these companies have longer operating histories, significantly greater resources, and greater name recognition than Lionbridge. If we fail to be competitive with these companies in the future, we may lose market share and our revenue could fail to grow or decline.

    There are relatively few barriers preventing companies from competing with us. Although we own proprietary technology, we do not own any patented or other technology that precludes or inhibits others from entering our market. As a result, new market entrants also pose a threat to our business. In addition to our existing competitors, we may face further competition in the future from companies that do not currently offer globalization services. Technology companies, Web consulting firms, technical support call centers, hosting companies, and content management providers may choose to broaden their range of services to include globalization as they expand their operations internationally. While we currently use translation memory software in our localization process and, to a lesser extent, machine translation software, these technologies may improve and become sophisticated enough to enable more companies to offer localization services and thus to compete with us. We cannot assure you that we will be able to compete effectively with these potential future competitors.

WE WILL CONTINUE TO DEPEND ON INTELLECTUAL PROPERTY RIGHTS TO PROTECT OUR
  PROPRIETARY TECHNOLOGIES ALTHOUGH WE MAY NOT BE ABLE TO PROTECT THESE RIGHTS.

    We rely on our proprietary technology to deploy our service offerings. Our policy is to enter into confidentiality agreements with our employees, outside consultants, and independent contractors. We also use patent, trademark, trade secret, and copyright law in addition to contractual restrictions to protect our technology. Notwithstanding these precautions, it may be possible for a third party to obtain and use our proprietary technology without authorization. Although we hold registered or pending United States patents and foreign patents covering certain aspects of our technology, we cannot be sure of the level of protection that these patents will provide. We may have to resort to litigation to enforce our intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity, or enforceability. Enforcing or defending our proprietary technology is expensive, could cause diversion of our resources and may not prove successful. The laws of other countries may afford us little or no effective protection of our intellectual property rights.

OUR ABILITY TO ISSUE "BLANK CHECK" PREFERRED STOCK AND OTHER PROVISIONS OF OUR
  CERTIFICATE OF INCORPORATION AND BY-LAWS COULD PREVENT OR DELAY TAKEOVERS.

    Our certificate of incorporation authorizes the issuance of up to 5,000,000 shares of "blank check" preferred stock (that is, preferred stock which our board of directors can create and issue without prior stockholder approval) with rights senior to those of our common stock. In addition, our board of directors is divided into three classes and each director is elected to serve staggered three-year terms. Our by-laws do not permit our stockholders to take actions by written consent. As a result, these provisions could prevent or delay an acquisition of Lionbridge and therefore limit the price that certain investors might be willing to pay in the future for shares of our common stock.

RISKS RELATED TO THIS OFFERING

WE ARE CONTROLLED BY A SMALL NUMBER OF STOCKHOLDERS WHICH COULD RESULT IN THEIR
  TAKING ACTIONS WHICH OTHER STOCKHOLDERS DO NOT APPROVE.

    As of September 22, 2000, our executive officers and directors and their affiliates collectively beneficially own approximately 50.0% of the outstanding shares of our common stock. If these stockholders choose to act or vote in concert, they will have the power to influence the election of our directors, the appointment of new management and the approval of any other action requiring the approval of our stockholders, including any amendments to our certificate of incorporation and mergers or sales of all of our assets. If these stockholders withhold their consent, we could be prevented from entering into transactions that could be beneficial to us. These stockholders may have interests that differ from your interests and their decisions may negatively impact our future success.

FUTURE SALES OF OUR SHARES COULD ADVERSELY AFFECT OUR STOCK PRICE.

    As of September 22, 2000, we have 27,284,445 shares of our common stock outstanding. Rory J. Cowan, Roger O. Jeanty, the limited partnerships sponsored by Advent International and Morgan Stanley Dean Witter, Capital Resource Lenders, Cornerstone Equity Investors, and their affiliates collectively beneficially own 16,839,015 shares of our common stock as of September 22, 2000, which shares may be resold in the public market immediately, subject to the rules and limitations of Rules 144 and 145 under the Securities Act. In addition, as of June 30, 2000, 1,356,264 shares of our common stock are issuable upon exercise of currently exercisable options, 2,971,695 additional shares of our common stock are issuable upon exercise of outstanding options that are not currently exercisable, and 983,256 shares are reserved for issuance under our employee stock purchase program. Any sale of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, may adversely affect the market price of our common stock.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution". The principal purpose of this offering is to effect an orderly disposition of the shares of our common stock being offered and sold from time to time by the selling stockholders.

                                DIVIDEND POLICY

    Lionbridge has not paid any cash dividends on its common stock and currently intends to retain any future earnings for use in its business. In addition, the terms of our debt arrangements prohibit us from paying any dividends to our stockholders. Accordingly, we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future.

                                    BUSINESS

OVERVIEW

    Lionbridge is a leading provider of globalization services to Global 2000 and emerging companies. In addition, our VeriTest division provides functionality, compatibility, and logo certification testing services through its global network of labs. Our globalization services, supported by our proprietary technologies, enable our clients to adapt their businesses to meet the demands of multiple languages and cultures. As economies worldwide become increasingly integrated, the need for the rapid dissemination of information in multiple languages has become more critical. The Internet and the demand it creates for up-to-date, real-time information across all major global languages have amplified this trend. Lionbridge's enterprise-wide services address the needs of its clients' customers, suppliers, and employees. These services include strategic consulting, linguistic and technical implementation, product testing, and multilingual content management. During the six months ended
June 30, 2000, Lionbridge has provided its services to over 400 clients in the technology, telecommunications, life sciences, and financial services industries.

INDUSTRY BACKGROUND

    Companies around the world are increasingly operating on a global scale. To operate efficiently, companies must standardize their hardware, software, telecommunications, and content delivery infrastructures throughout their global organizations. Companies must also modify their products and information to address the global marketplace. Among the key obstacles which companies must overcome in releasing their products or information globally are the linguistic and cultural differences of the many members of their worldwide audience. To address these differences, many companies have determined that their products and information must be made available on a localized basis--that is, in languages understood by their target audience and in a manner sensitive to the culture of the end user.

    Historically, companies first developed products or related content for their home markets and then created foreign language versions that met foreign market linguistic and cultural requirements. The complexity of developing these localized versions often resulted in software product releases, for example, being delayed from six months to a year after delivery of the home-country version. In the interim, product users experienced time to market delays. Similar delays have also occurred in releasing information such as on-line support, training, or marketing materials. These issues exist in all industries, not just software. As a result, global end users of technology and content now demand:

    - simultaneous product release of the home-country and localized, foreign-country versions;

    - independent third party testing and logo certification of software to provide assurance of compatibility with local operating systems and international standards as well as load testing of Web-deployed applications; and

    - customer support, testing, training, and marketing information in the local languages of the end users.

    To meet these demands, the market for globalization services has evolved beyond simple translation of words to a comprehensive linguistic and technical implementation process that encompasses:

    - LOCALIZATION. The language translation and cultural adaptation of various forms of product and content including software, user interfaces, Web sites, on-line help, documentation, technical support databases, training materials, and sales and marketing information;

    - INTERNATIONALIZATION. The re-engineering of software and Web application source code so that products and applications are compatible with country-specific operating systems and software;

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
    - MULTILINGUAL PRODUCT TESTING. The testing of products to verify that they have been properly localized and/or internationalized; and

    - MULTILINGUAL CONTENT MANAGEMENT. The continuous updating and ongoing management of localized products and multilingual Web content.

    The Internet is transforming business worldwide by removing the barriers of time and geography and expanding access to information. As the world becomes more technology-enabled, companies are using the Internet to conduct operations, manage customers and employees, distribute products, and communicate both internally and externally on a worldwide basis. Internet content is predominantly in English, but a growing percentage of Internet users do not speak English as their first language. Computer Economics, an independent research firm, predicts that by 2002 a majority of Internet users will be non-English speaking. Although the Internet offers significant global opportunities, companies cannot take full advantage of them unless they accommodate users' local languages, cultures, and technical environments.

    More specifically, companies now use the Internet to:

    - RELEASE PRODUCTS AND CONTENT. Companies are increasingly distributing their software products and content over the Internet or redesigning them as Web-based applications. Today, many software publishers regularly post product updates and enhancements on their Web sites. Additionally, many other industries have turned to the Web to deploy information such as brokerage house research reports, product descriptions, or simply as a vehicle for distribution of a wide range of information to their employees and customers worldwide.

    - PROVIDE TECHNICAL SUPPORT. Demonstrated cost benefits and improved customer satisfaction are driving businesses to provide Web-based technical support for their end users. As a result, companies are supplementing technical support call enters with Web-based self-help offerings such as frequently asked questions and technical support databases. Gartner Group has estimated that the cost of providing Internet-based support ranges between $0.25 and $3.50 per request compared to $5.01 per call using traditional telephone-based customer support.

    - DELIVER PRODUCT TRAINING. Self-directed Web-based courseware, product training, and accreditation are beginning to replace classroom-based, instructor-led training. International Data Corporation estimates that the market for Internet-based information technology learning will grow from $2.2 billion in 1999 to $9.1 billion in 2004.

    - ENGAGE IN ECOMMERCE. The Internet has emerged as a significant sales channel for products and services to consumers and businesses by affording companies a cost-effective means for providing a global audience with increased sales and marketing information, a broad selection of products and services, and greater convenience. Forrester Research estimates that the global electronic commerce market will grow from $657 billion in 2000 to approximately $6.8 trillion in 2004, with non-U.S. countries representing 25.6% of the market in 2000 and 53.0% of the market in 2004.

    Few companies have the combination of engineering, linguistic, testing, and project management skills needed to successfully globalize their products, services, and information for simultaneous worldwide release. Lionbridge believes that companies recognize that globalization is not a core competency and that it is usually not cost-effective for them to maintain a full suite of in-house globalization resources. As a result, they are increasingly outsourcing their globalization activities, which allows them to accelerate time-to-market, minimize their fixed costs, and reallocate their resources to core activities such as product or content development. Lionbridge believes that these companies are demanding a one-stop globalization services provider to meet their global product and content development, technical support, training, and sales and marketing requirements. Although many companies provide translation and other discrete localization-related services, Lionbridge believes few companies offer a complete globalization solution.

LIONBRIDGE'S SOLUTION

    We provide a complete globalization offering to Global 2000 and emerging companies in industries such as technology, telecommunications, life sciences, and financial services. We also provide functionality, compatibility, and logo certification testing services through our global network of VeriTest labs. Our full suite of services allows our clients to outsource their critical globalization needs and improve the quality, consistency, and timeliness of their international offerings. Lionbridge serves as a globalization partner throughout a client's product development and support lifecycle and offers the following key benefits to its clients:

    IN-DEPTH GLOBALIZATION EXPERTISE. We possess significant globalization expertise that helps our clients expand internationally. We have linguistic and technical expertise in over 30 languages. Linguistic and technical expertise in specific languages increases the accuracy and efficiency of our solutions. Along with our linguistic and technical expertise, we have the project management expertise to concurrently handle the localization of product and content in multiple languages. We are able to apply knowledge learned from localizing product or content in one language of a given project to the localization of the product or content in the other languages required for the same project as well as knowledge from one language to multiple localization projects in the same language. We have been able to utilize our global expertise from our client engagements around the world to better serve our clients across all industries.

    LEADING GLOBALIZATION TECHNOLOGIES. Lionbridge is committed to identifying and developing globalization technologies. The LIONBRIDGE GLOBALIZATION PLATFORM is Lionbridge's proprietary internal workflow and language management system. The LIONBRIDGE GLOBALIZATION PLATFORM is a suite of integrated technologies used to adapt content to a target locale's technical, linguistic, and cultural expectations and thereafter manage that content on a real-time basis. Lionbridge's expertise also extends to its patented language automation translation technology. Through these technologies, Lionbridge is able to provide advanced globalization solutions to its clients.

    INTEGRATED FULL-SERVICE OFFERING. Lionbridge offers a full suite of globalization services comprised of strategic consulting, linguistic and technical implementation, product testing, and ongoing multilingual content management. Lionbridge's enterprise-wide services address the full range of globalization needs of its clients' customers, suppliers, and employees. Our functionality and compatibility testing assure that our client's products work as intended and interoperate as required, while our logo certification testing confirms that independent software vendors' applications properly interact with those of the platform vendor. Thus, our end-to-end service offering allows our clients to work with a single outsource provider, which results in time and cost saving benefits to our clients.

    ESTABLISHED GLOBAL PRESENCE. Lionbridge believes it is one of the largest providers of globalization services. Lionbridge operates 20 localization and testing centers in eleven countries throughout the world. Lionbridge believes its geographic coverage allows it to better serve clients on a local basis, helping to forge strong, long-term client relationships and service the widespread offices of its clients and their customers and vendors. In addition to over 750 consulting and service professionals, Lionbridge maintains a global network of over 2,500 third-party translators. This global network of translators provides us with local-country linguistic and cultural expertise in many languages and cultures. This scale enables Lionbridge to handle larger, more complex engagements, expand its base of knowledge and best practices, and employ more personnel, thereby spreading their cost and expertise over a larger enterprise.

    INDUSTRY EXPERTISE. Lionbridge has developed significant globalization expertise in targeted industries by offering services that accommodate the various needs of organizations in these industries. Lionbridge currently organizes its delivery of services into four primary vertical industry groups: technology, telecommunications, life sciences, and financial services. Lionbridge leverages its experience

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
in these industries across the entire company through best practices as well as its proprietary methodology and technology to provide clients the full value of Lionbridge's expertise.

LIONBRIDGE'S GROWTH STRATEGY

    Lionbridge's goal is to be the leading provider of globalization services. The following are the key elements of our strategy:

    LEVERAGE EXISTING CLIENTS. We seek to increase the services we provide to our existing clients by selling to other product groups within the same client organization. In addition, we seek to leverage product knowledge acquired on one project (for example, globalization of a product release) to sell services to different enterprise functions within the same client (for example, compliance testing, logo certification, localization of customer support knowledgebases, and training materials).

    PURSUE STRATEGIC ALLIANCES. We intend to pursue strategic alliances with Web consulting firms, hosting companies, and content management providers to provide the globalization services required for their customers to expand their operations internationally. These alliances provide us with channel selling opportunities that supplement the efforts of Lionbridge's existing direct sales force. We believe there is a significant market opportunity in this area as these companies generally do not have the expertise to offer globalization services.

    PURSUE MULTI-YEAR OUTSOURCING RELATIONSHIPS. We intend to continue to pursue multi-year outsourcing relationships with clients who seek a globalization-outsourcing partner. This strategy could involve the acquisition of selected companies' internal localization operations and entering into multi-year agreements with the sellers of these operations to fulfill their globalization requirements. For example, in January 2000, we acquired assets and the internal localization operations in Canada, China, Brazil, United States, and Colombia of a telecommunications company. In connection with the acquisition, the company awarded us a preferred vendor designation and entered into a three-year agreement with us for globalization services.

    CONTINUE TO INVEST IN THE DEVELOPMENT OF OUR LIONBRIDGE GLOBALIZATION PLATFORM. We intend to continue investing in the development of our LIONBRIDGE GLOBALIZATION PLATFORM technology. Through our dedicated knowledge management group that works closely with our operations groups, we continuously refine and enhance our core methodology and systems based on best practices and client feedback. This focus enables us to continuously improve the quality, predictability, and efficiency of our services across geographies, cultures, and languages. Additionally, through our research and development group, we continue to expand the functionality of the LIONBRIDGE GLOBALIZATION PLATFORM.

    CONTINUE TO PURSUE STRATEGIC ACQUISITIONS. We intend to continue pursuing strategic acquisitions that provide greater niche expertise, complementary service offerings, additional geographic reach, and new clients. In 1998, we acquired businesses that gave us valuable expertise in Japanese localization and facilities on the West Coast of the United States and in Germany. In 1999, we acquired compliance testing and logo certification capabilities as well as localization companies in the United States and France. During 2000, we obtained additional telecommunications expertise as well as an industry-specific terminology database through our acquisitions.

    EXPAND INTO ADDITIONAL VERTICAL MARKETS. We initially focused on providing globalization services to technology companies. We have since expanded our client base to include telecommunications, life sciences, and financial services companies. We intend to continue expanding into additional industries that are global and information-intensive.

LIONBRIDGE SERVICES

    We provide a full suite of globalization services to businesses to improve the quality, consistency, and timeliness of their international product releases, technical support, training materials, and sales and marketing information. Our globalization services consist of the following:

    STRATEGIC CONSULTING SERVICES. We provide strategic globalization consulting services throughout the client's product life cycle which are geared towards making the client and their globalization activities more successful. These services include:

    - WEB GLOBALIZATION AUDITS. We analyze Web site infrastructure, design, and content with respect to issues ranging from cultural appropriateness to localization of content;

    - AUTHORING AND DESIGN. We assist clients in writing the copy for and the design of product packaging and user manuals, which enables more efficient downstream localization activities by controlling initial content development;

    - CONTENT DESIGN. We enable clients to properly design their content repositories in order to facilitate translation into multiple languages as well as multiple delivery options;

    - GLOBAL IDENTITY CONSULTING. We provide analysis and assistance on the cultural fit of product naming and identity in a particular country; and

    - CHINACONNECT. Our ChinaConnect consulting services range from content identification through development and deployment of multilingual Web sites. Our services generally focus on those China- or Taiwan-based clients who are creating their initial Web sites as a means to attract customers who may not speak their local language. Therefore, ChinaConnect also has a large linguistic and technical implementation component in addition to strategic consulting.

    LINGUISTIC AND TECHNICAL IMPLEMENTATION SERVICES. We provide the following linguistic and technical implementation services:

    - LOCALIZATION. Lionbridge creates foreign language versions of our clients' products, content, and software applications, including the user interface, on-line help systems, documentation, technical support databases, training materials, and sales and marketing information. We provide our clients with re-engineered, fully tested, and culturally adapted multilingual versions of their products and applications. Lionbridge uses a combination of internal and external translators, as well as translation software, for its localization services. We have approximately 125 translators and editors who are employees and established relationships with a global network of over 2,500 third-party, local-country translators, including independent agencies and freelance professionals. We also use translation memory software to identify previously translated material for re-use. Our RAPID GLOBALIZATION METHODOLOGY standardizes processes, defines key activities, and specifies goals for each localization project enabling us to deliver high quality, localized versions of products and related materials across multiple languages and cultures in a timely fashion.

    - INTERNATIONALIZATION. Lionbridge provides source code analysis and engineering services that enable software and Web application source code to be compatible with country-specific operating systems and localized software. Internationalization services are particularly critical when working with non-Roman languages such as in Asia and the Middle East. Internationalization may include re-engineering source code through a complex and highly specialized process to support the "double-byte" character set requirements of the Japanese, Chinese, and Korean languages, solving display issues for bi-directional languages such as Arabic or Hebrew, or making software compliant with the Unicode standard, which is a global standard for representing dozens of languages.

    - MULTILINGUAL TECHNICAL PUBLISHING. We localize user manuals, marketing and training materials, and other product support information using a variety of desktop publishing and graphics software. Using our proprietary workflow technology, multiple language versions are simultaneously delivered to our clients in formats ready for printing or Internet delivery.

    PRODUCT TESTING SERVICES. As products are deployed throughout the world, localized platforms can add complexity not existing in the originating version. We test not only hardware and software products, but also Web sites. Through our VeriTest division and its global network of labs, we provide the following product testing services:

    - FUNCTIONALITY TESTING. Lionbridge provides functionality and stress testing to our clients. Early in product development cycles, Lionbridge can assist software developers with compatibility or functional testing, assuring that the product works as intended and interoperates as required. In addition, as many of Lionbridge's clients across all industries deploy Web sites, there may be uncertainty understanding how much volume these Web sites can accommodate. Lionbridge's worldwide infrastructure enables it to provide real world concurrent testing from multiple locations to test the capabilities of a specific Web site under a number of scenarios.

    - MULTILINGUAL PRODUCT TESTING. We provide localization testing, and software, hardware, and telecommunications internationalization testing, through our global network of VeriTest labs. Localization testing provides an opportunity to uncover errors that may result during the localization process before the product is placed into production and into the hands of end users. The goal of localization testing is to ensure that local language versions of the product perform consistently with the source language version. Internationalization testing is necessary to ensure that localized products function properly in the local hardware and software environment, including local operating systems, peripheral devices, and networking and communications standards.

    - LOGO CERTIFICATION. Lionbridge, under its VeriTest brand, provides logo certification programs for many leading software companies, including Autodesk, BMC Software, Microsoft, and Oracle. These sponsoring companies retain Lionbridge to develop and administer test criteria that independent software vendors must satisfy before they may display the sponsor's logo (such as Microsoft's CERTIFIED FOR WINDOWS 2000) on their products. These certification tests confirm that independent software vendors' applications properly interact with those of the platform vendor. The logo is an indication to consumers of software quality and compatibility. Other Lionbridge logo programs include BUILT WITH OBJECT ARX (Autodesk), BMC CERTIFIED FOR PATROL, DESIGNED FOR MICROSOFT WINDOWS NT AND WINDOWS 98, and ORACLE E-CERTIFIED WAREHOUSE.

    MULTILINGUAL CONTENT MANAGEMENT SERVICES. We provide multilingual content management services which consist of the continuous updating and other ongoing management of our clients' localized software products and multilingual Web content. By utilizing our proprietary technology and integrating our processes and infrastructure with our clients' content management processes and technology, we are able to manage the localization process in a semi-automated manner for large volumes of content. Our multilingual content management services range from the localization of streaming content and rolling software product releases to the continuous updating of business information and other localized database content. Examples of client content requiring these types of globalization services include: a continuously updating on-line support site maintained in multiple languages; a learning program which is constantly updated to reflect the latest products and terminology; a marketing product database which is constantly evolving; and an e-commerce site with rapidly changing products.

    As corporate Web sites become an integrated global resource, our clients are increasingly using the Internet to deliver products, technical support, training materials, and sales and marketing information. Our globalization services help our clients maintain the quality and consistency of their Web-based products and content in multiple languages and cultures. Our globalization service offerings support our clients' Web-based initiatives in the following ways:

    - ERELEASE. With the emergence of the Internet, our software clients are redesigning their products as Web components and applications, then releasing them and providing continuous updates over the Internet. We provide the methodology and workflow systems to support continuous release of multilingual products and updates via the Web.

    - ESUPPORT. We offer localization and maintenance of technical support Web sites, including frequently asked questions, product specifications, white papers, and technical support databases. As our clients continuously update this Web-based information, we automatically update the multilingual versions as well. We have also begun to assist our clients in providing local language responses to technical support questions through e-mail.

    - ELEARNING. Our multilingual eLearning services enable our clients to provide updated training materials on the Web in multiple languages and culturally appropriate formats as they move from instructor-led classroom training to Internet distance learning.

    - ECOMMERCE. We localize Web-deployed products and information including sales and marketing materials, analyst reports, and on-line retail catalogs. Our services support continuous updates and revisions to these materials.

LIONBRIDGE GLOBALIZATION PLATFORM

    Over the past few years, we have invested in the development of our proprietary internal LIONBRIDGE GLOBALIZATION PLATFORM workflow and language management system. LIONBRIDGE GLOBALIZATION PLATFORM provides us a systematic approach to meet the technical, linguistic, and cultural demands of localizing client content. LIONBRIDGE GLOBALIZATION PLATFORM then allows us to manage and update the localized client content in real time. LIONBRIDGE GLOBALIZATION PLATFORM consists of the following components and attributes:

    - CONNECTIVITY. The connectivity component enables clients to initiate the localization of content in a manual or automated mode. In manual mode, a client's authorized employee can simply use the "drag and drop" method on their desktop computer to select files or objects they wish to localize. In an automated mode, the connectivity component uses intelligent agents to monitor and identify changes to source language content on a client's Web site, content repository or database. At the end of the workflow process, the connectivity technology reinserts localized content into the client's content repository, Web site, or database in a similar manner.

    - WORKFLOW. The workflow component provides an automated, seamless flow of content through the various globalization steps uniquely defined by a client's particular business requirements and is designed for large, complex content repositories that require continuous updating. This component also includes automated routing and full tracking capabilities throughout the localization process and functions as an integrated collaboration tool to facilitate communication during the execution of a project. The routing and tracking capabilities of the workflow component satisfy the stringent requirements of clients in regulated industries or industries sensitive to the globalization of unreleased and highly confidential information.

    - LANGUAGE AUTOMATION TRANSLATION. Language automation translation consists of a patented translation memory engine, integrated terminology management, and several complementary technologies that allow the rapid recycling of existing translated text segments into new material across a wide range of file formats and attributes. This translation memory capability allows Lionbridge to reuse previously localized materials in current projects for a specific client. Language automation brings cost-efficiencies and time savings as well as more consistent quality to the translation process as the volume of work from a particular client increases. Our language

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
      automation technology's high performance specifications make it ideally suited to leveraging translation memories in the multiple formats, rapid-change, and real-time turnaround conditions of source language content in Web-enabled enterprise functions such as sales and marketing Web sites, on-line support and training, Web-enabled supplier management, and hosted applications.

    - PORTAL. This component of LIONBRIDGE GLOBALIZATION PLATFORM is a browser-accessible digital dashboard that enables clients to monitor, view, and interact with their globalization projects 24 hours a day, 365 days a year. For our internal operating purposes, the portal component displays all the metrics surrounding work-in-progress including financial information (prices, budgets, and costs incurred) and project management data. It is also a forum and storage facility for communication and knowledge that is created, captured, and reused during the lifecycle of executing one or an on-going series of client projects and programs.

CLIENTS

    Lionbridge clients are generally Global 2000 and emerging companies in the technology, telecommunications, life sciences, and financial services industries. During the six months ended June 30, 2000, we have provided services to more than 400 clients worldwide. The following companies are representative Lionbridge clients, each of whom had purchased more than $400,000 in globalization services from Lionbridge during the six months ended June 30, 2000:

3Com                      Intel                     Page Factory
Baan                      Johnson & Johnson         Parametric Technology
Bentley Systems           Lexmark                   SAP
Cisco                     Microsoft                 Schneider Automation
Hewlett Packard           Novell                    Tivoli Systems
Hyperion                  Oce                       United Health Care
IBM

    In 1999 and 1998, our five largest clients accounted for approximately 29.1% and 31.9%, respectively, of revenue and no one client accounted for 10% or more of total revenue for either period. For the six months ended June 30, 2000, our five largest clients accounted for approximately 35.9% of revenue and no one client accounted for 10% or more of total revenue for this period.

SALES AND MARKETING

    Substantially all of Lionbridge's revenue has been generated through its dedicated direct sales force. We currently have approximately 60 direct sales professionals based in the United States, Europe, and Asia who sell the full range of Lionbridge globalization services. Our sales approach is highly consultative and often involves planning for an organization's ongoing requirements, including future versions of products, and ongoing support, maintenance, and training, related to both traditional and Web deployment. There are often several different functional areas within the same organization that require one or more of our services. Many of our clients do not coordinate these purchases but buy these services at the department head level. As a result, our sales professionals may call on several functional departments and at various management levels within the same client organization.

    Lionbridge's marketing efforts are designed to create brand recognition and demand for Lionbridge services throughout the world. Marketing programs include targeted industry and solution-specific advertising campaigns, trade show participation, speaking engagements, and promotion of client success stories. We plan to continue expanding our sales and marketing activities.

HUMAN RESOURCES

    As of June 30, 2000, we had 1,052 employees of which 797 were consulting and service delivery professionals and 255 were management and administrative personnel performing marketing, sales, operations, process and technology, finance, accounting, and administrative functions.

    We have been successful in hiring individuals with leading-edge technical skills and project management experience. In addition, Lionbridge is committed to employee training and retention. Lionbridge has a dedicated knowledge management team that initiates and oversees the training and development of Lionbridge consulting and service delivery professionals. Key organizational development initiatives include ongoing technical and project management classes as well as career path management and guidance. We plan to continue to invest in attracting qualified employees.

    Most employees are eligible to participate in our stock option program, under which we make annual grants in varying amounts to our employees based upon their position and individual contribution to the company. Additionally, substantially all of our employees are eligible to participate in our employee stock purchase program.

    Lionbridge's employees in Paris, France are represented by a labor union, and we have a works council in The Netherlands and Germany. We have never experienced a work stoppage. We believe our employee relations are good.

COMPETITION

    Lionbridge provides a broad range of globalization services to its clients. The market for our services is highly fragmented, and we have many competitors. Our current competitors include the following:

    - Localization or translation services providers such as Berlitz International, Bowne & Co., Lernout and Hauspie, SDL Limited and regional vendors of translation services specializing in specific languages in particular geographic areas. More recently, companies which provide tool subsets or specific services have entered the market, including eTranslate, Idiom, Uniscape, and others;

    - Independent testing labs providing testing and logo certification services such as National Software Testing Laboratories (a division of CMP Media), and Keylabs (a division of Exodus); and

    - Internal localization departments of Global 2000 and large emerging companies.

    We may also face competition from a number of other companies in the future, including some companies that currently seek localization services from us. As businesses shift from telephonic support centers to Web-based support, technical support call centers and others that currently provide traditional outsourcing services may decide to provide comparable globalization services over the Internet. Other potential entrants into Lionbridge's market include Web consulting companies who are being asked by their customers to assist them with international Web deployments. Currently, these companies are often requesting localization assistance from Lionbridge. Over time, however, they may determine to expand into localization to directly serve their customers' requirements. Additionally, as hosting companies expand internationally and require localization of the content they host, these companies may expand to provide localization services themselves. As content management providers are brought international by their customers, they will be required to assist their customers with maintaining a multilingual content database. While today they are often working with us to assist in meeting their customers' needs, it is possible that over time they will expand into offering competitive services.

    There are relatively few barriers preventing companies from competing with us. Our technology does not preclude or inhibit others from entering our market. As a result, new market entrants pose a threat to our business. While we presently use translation memory software licensed from third parties in our localization process in addition to our own, and to a lesser extent machine translation software also licensed from third parties, these technologies may improve and become sophisticated enough to compete more effectively with our localization service offering.

    Lionbridge believes the principal competitive factors in providing its services include project management expertise, quality and speed of service delivery, vertical industry expertise, the ability to provide clients end-to-end globalization solutions, expertise and presence in certain geographic areas, corporate reputation, and expertise in Internet-related services. We believe we have competed favorably with respect to these factors to date and have developed a strong reputation in our industry. However, we cannot assure you that we will be able to do so in the future.

INTELLECTUAL PROPERTY RIGHTS

    Our success is dependent, in part, upon our proprietary RAPID GLOBALIZATION METHODOLOGY, LIONBRIDGE GLOBALIZATION PLATFORM connectivity, workflow, language automation, and portal technologies, and other intellectual property rights. We have patents or patent applications pending relating to our language automation translation memory engine. Lionbridge relies on a combination of trade secret, nondisclosure and other contractual agreements, and copyright and trademark laws to protect its intellectual property rights. Existing trade secret and copyright laws afford us only limited protection. We enter into confidentiality agreements with our employees, require that our outside consultants and generally our clients enter into these agreements, and limit access to and distribution of our proprietary information. We cannot assure you that these arrangements will be adequate to deter misappropriation of our proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights.

FACILITIES

    We maintain offices in the United States, Canada, Brazil, Ireland, France, Germany, The Netherlands, China, Japan, Taiwan, and South Korea. We maintain sales offices in Charlotte, North Carolina and the metropolitan areas of Albuquerque, Chicago, Seattle, Houston, Los Angeles, San Francisco, and New York in the United States; Dublin, Ireland; Paris, France; Rendsberg and Hamburg, Germany; Beijing, China; and Tokyo, Japan.

    Lionbridge's headquarters and principal administrative, finance, legal, and marketing operations are located in leased office space in Waltham, Massachusetts. Lionbridge's lease is for a term of 3 years and expires on August 1, 2002. Lionbridge maintains a facility in metropolitan Dublin, Ireland and leases three floors under three separate leases expiring between September 14, 2025 and March 1, 2026. We also maintain an operations center in Framingham, Massachusetts under a lease with a 6-year term that expires in February 2002. Lionbridge expects that it will need additional space as it expands its business, and we believe that we will be able to obtain additional space as needed.

LEGAL PROCEEDINGS

    Lionbridge is not a party to any material legal proceedings.

                              SELLING STOCKHOLDERS

    The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the number of shares that the selling stockholders own as of such date, the number of shares owned by the selling stockholders that may be offered for sale from time to time by this prospectus, and the number of shares to be held by the selling stockholders assuming the sale of all of the shares offered hereby.

                                                                                              SHARES
                                               SHARES BENEFICIALLY                         BENEFICIALLY
                                                  OWNED PRIOR TO          SHARES            OWNED AFTER
                                                   OFFERING(2)            OFFERED           OFFERING(1)
                                               --------------------     PURSUANT TO     -------------------
SELLING STOCKHOLDER                            NUMBER(2)   PERCENT    THIS PROSPECTUS    NUMBER    PERCENT
-------------------                            ---------   --------   ---------------   --------   --------
Aventine International Fund..................   260,000      1.0%         260,000          0          *

Bricoleur Partners, LP.......................   525,000      1.9%         525,000          0          *

Bricoleur Partners II, LP....................   390,000      1.4%         390,000          0          *

JIB Associates, LP...........................    75,000        *           75,000          0          *

Ultra Hermes Fund, Limited...................   250,000        *          250,000          0          *

------------------------

*   Represents less than 1% of the outstanding shares.

(1) Assumes that the selling stockholders will sell all of the shares registered hereunder. There can be no assurance that the selling stockholders will sell all or any of the shares registered hereunder as the stockholders may sell all or part of their shares pursuant to this prospectus.

(2) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities and Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.

    On June 29, 2000, we sold an aggregate of 1,500,000 shares of our common stock to the selling stockholders at $8.50 per share for an aggregate consideration of $12.75 million in a private placement pursuant to a stock purchase agreement by and among the selling stockholders and us. We are filing this registration statement to register, and the selling stockholders are offering, for public sale these 1,500,000 shares of our common stock currently held by the selling stockholders.

    The selling stockholders have represented to us that they acquired the shares as principal for their own accounts, for investment and not with a view to, or for resale in connection with, any distribution or public offering of the shares in violation of the Securities Act. In recognition of the fact, however, that the selling stockholders may want to be able to sell the shares when they consider it appropriate, in connection with the stock purchase agreement between Lionbridge and the selling stockholders, we agreed to file this registration statement with the Securities and Exchange Commission to effect the registration of the resale of the 1,500,000 shares of common stock under the Securities Act and to use our reasonable best efforts to keep the registration statement effective until the earliest of (i) such time as all shares of our common stock purchased by the selling stockholders under the stock purchase agreement have been sold pursuant to this registration statement or (ii) June 29, 2002.

    Except as noted above and based on representations by the selling stockholders, to the best of our knowledge, no selling stockholder had a material relationship with us or any of our affiliates within the three-year period ending on the date of this prospectus.

                              PLAN OF DISTRIBUTION

    The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including donees, transferees, or other successors in interest that receive such shares as a gift or other non-sale related transfer. Each of the selling stockholders will act independently of Lionbridge in making decisions with respect to the timing, manner, and size of any sale. Each of the selling stockholders may sell the shares on The Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distributions: (a) a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
(e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

    In connection with distributions of the shares or otherwise, each of the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Lionbridge common stock in the course of hedging the positions they assume with such selling stockholder. Each of the selling stockholders may also sell Lionbridge common stock short and redeliver the shares to close out such short positions. Each of the selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered hereby, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Each of the selling stockholders also may pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may affect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

    In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and these brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with these sales, and any selling commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. This compensation might be in excess of customary commissions. Lionbridge will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers, or agents and any transfer taxes. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. Each of the selling stockholders may idemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

    Lionbridge has advised each of the selling stockholders that the anti-manipulation rules of Regulation M under the Securities and Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through facilities of The Nasdaq National Market pursuant to Rule 153 under the Securities Act.

    Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

    Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 462(b) under the Securities Act, disclosing
(i) the name of the selling stockholder and participating broker-dealer(s),
(ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, (v) that the broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference into this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee, transferee, or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

    We agreed to file a registration statement to register the sale of the shares and to use our reasonable best efforts to maintain the effectiveness of the registration statement until the earlier of June 29, 2002 and the date on which all shares of our common stock originally purchased by the selling stockholders under the June 29, 2000 stock purchase agreement have been sold pursuant to this registration statement; provided that we may suspend sales at any time under this registration statement immediately upon notice to the selling stockholders, for a period or periods of time not to exceed 90 days in the aggregate during any 12-month period, if there then exists material, non-public information relating to us, which in our reasonable opinion, would not be appropriate for disclosure during that time.

                                 TRANSFER AGENT

    American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005 is the transfer agent for our common stock.

                                 LEGAL MATTERS

    The validity of the shares of our common stock offered hereby will be passed upon for us by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts. As of the date of this prospectus, certain attorneys with the firm of Testa, Hurwitz & Thibeault, LLP beneficially own an aggregate of 16,667 shares of our common stock.

                                    EXPERTS

    The consolidated financial statements of Lionbridge as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, incorporated in this prospectus by reference to Lionbridge's Current Report on Form 8-K/A filed July 31, 2000, give retroactive effect to the mergers with INT'L.com, Inc. and Harvard Translations, Inc. and have been audited by PricewaterhouseCoopers LLP, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to the financial statements of INT'L.com, Inc. its opinion is based on the report of another independent accountant, namely Arthur Andersen LLP. The consolidated financial statements referred to above have been so incorporated in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather "incorporated by reference" to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:

    1. Lionbridge's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

    2. Lionbridge's Joint Proxy Statement/Prospectus contained in our registration statement on Form S-4 (File No. 333-33750) for the 2000 Special Meeting in Lieu of Annual Meeting of Stockholders.

    3. Lionbridge's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

    4. Lionbridge's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

    5. Current Report on Form 8-K filed June 1, 2000, as amended by Form 8-K/A filed July 31, 2000.

    6. Lionbridge's Definitive Proxy Statement filed September 18, 2000 for the 2000 Special Meeting of Stockholders.

    7. The description of our common stock contained in the section entitled "Description of Registrant's Securities to be Registered" contained in our registration statement on Form 8-A filed on August 4, 1999 (File
       No. 000-26933), and incorporating by reference the information contained in our registration statement on Form S-1 (File No. 333-81233), including any amendment or report filed for the purpose of updating that description.

    All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Chief Financial Officer, Lionbridge Technologies, Inc., 950 Winter Street, Waltham, Massachusetts 02451, Telephone:
(781) 434-6000.

                             AVAILABLE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Lionbridge files at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Lionbridge has filed a registration statement to register with the SEC the Lionbridge common stock listed in this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. Our Web site is http://www/lionbridge.com. Information contained on our Web site is not a part of this prospectus.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth an estimate (other than with respect to the Registration Fee) of the expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration Fee--Securities and Exchange Commission........  $ 3,342.00
Accounting Fees and Expenses................................  $ 5,000.00
Legal Fees and Expenses.....................................  $10,000.00
Printing Expenses...........................................  $ 1,000.00
Miscellaneous...............................................  $ 1,000.00
                                                              ----------
  TOTAL.....................................................  $20,342.00
                                                              ==========

    Lionbridge will bear all expenses shown above. The selling stockholders will bear all underwriting discounts and selling commissions and stock transfer fees and taxes applicable to the sale of the shares sold pursuant to this prospectus.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Delaware General Corporation Law and our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws filed as Exhibits 3.2 and 3.4, respectively, to our registration statement on Form S-1 filed with the Securities and Exchange Commission on August 20, 1999 (File No. 333-81233).

    We maintain directors' and officers' liability insurance to insure our directors and certain officers against certain liabilities and expenses which arise out of or in connection with their capacities as directors and officers. The underwriting agreement, dated August 20, 1999, by and between Lionbridge and the underwriters listed therein entered into in connection with our initial public offering provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of Lionbridge against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We refer you to the Underwriting Agreement filed as Exhibit 1.1 to our registration statement on Form S-1 filed with the Securities and Exchange Commission on August 20, 1999 (File No. 333-81233).

ITEM 16. EXHIBITS.

    The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

EXHIBIT NO.                        ITEM AND REFERENCE
-----------                        ------------------
         2.1               --      Stock Purchase Agreement dated January 2, 1998 by and among
                                   Lionbridge, Japanese Language Services, Inc., Carl J. Kay
                                   and Yoko I. Kay (filed as Exhibit 2.1 to Lionbridge's
                                   Registration Statement on Form S-1 (File No. 333-81233) and
                                   incorporated herein by reference).

EXHIBIT NO.                        ITEM AND REFERENCE
-----------                        ------------------
         2.2               --      Stock Purchase Agreement dated January 6, 1999 by and among
                                   VeriTest, Inc., the shareholders of VeriTest listed on the signature pages thereto and Lionbridge (filed as Exhibit 2.2 to Lionbridge's Registration Statement on Form S-1 (File
                                   No. 333-81233) and incorporated herein by reference).
         2.3*              --      Amended and Restated Agreement and Plan of Reorganization
                                   dated March 30, 2000 by and among Lionbridge, LTI
                                   Acquisition Corp. and INT'L.com, Inc.
         2.4*              --      Agreement and Plan of Reorganization dated March 30, 2000 by and among Lionbridge, HT Acquisition Corp. and Harvard
                                   Translations, Inc.
         4.1               --      Amended and Restated Certificate of Incorporation of
                                   Lionbridge (filed as Exhibit 3.2 to Lionbridge's
                                   Registration Statement on Form S-1 (File No. 333-81233) and
                                   incorporated herein by reference).
         4.2               --      Amended and Restated By-laws of Lionbridge (filed as Exhibit
                                   3.4 to Lionbridge's Registration Statement on Form S-1 (File
                                   No. 333-81233) and incorporated herein by reference).
         4.3               --      Specimen Certificate for shares of Lionbridge Common Stock
                                   (filed as Exhibit 4.3 to Lionbridge's Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).
         5.1*              --      Legal Opinion of Testa, Hurwitz & Thibeault, LLP.
        23.1*              --      Consent of PricewaterhouseCoopers LLP.
        23.2*              --      Consent of Arthur Andersen LLP.
        23.3*              --      Consent of Testa, Hurwitz & Thibeault, LLP (included in
                                   Exhibit 5.1).
        24.1*              --      Power of Attorney (included on signature pages).

------------------------

*   Filed herewith.

ITEM 17. UNDERTAKINGS.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430(A) and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)
       (1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on September 28, 2000.

                                                       LIONBRIDGE TECHNOLOGIES, INC.

                                                       By:              /s/ RORY J. COWAN
                                                            -----------------------------------------
                                                                          Rory J. Cowan
                                                                   CHIEF EXECUTIVE OFFICER AND
                                                                      CHAIRMAN OF THE BOARD
                                                                   (DULY AUTHORIZED OFFICER AND
                                                                   PRINCIPAL EXECUTIVE OFFICER)

                               POWER OF ATTORNEY

    We, the undersigned officers and directors of Lionbridge
Technologies, Inc., hereby severally constitute and appoint Stephen J. Lifshatz our true and lawful attorney, with full power to him singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally do all things in our names and on our behalf in such capacities to enable Lionbridge Technologies, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                        NAME                                    CAPACITY                   DATE
                        ----                                    --------                   ----
                                                       Chief Executive Officer and
                  /s/ RORY J. COWAN                      Chairman of the Board
     -------------------------------------------         (Principal Executive       September 28, 2000
                    Rory J. Cowan                        Officer)

                 /s/ ROGER O. JEANTY
     -------------------------------------------       President and Director       September 28, 2000
                   Roger O. Jeanty

                                                       Senior Vice President,
               /s/ STEPHEN J. LIFSHATZ                   Chief Financial Officer
     -------------------------------------------         (Principal Financial and   September 28, 2000
                 Stephen J. Lifshatz                     Accounting Officer)

                /s/ MARCIA J. HOOPER
     -------------------------------------------       Director                     September 28, 2000
                  Marcia J. Hooper

                        NAME                                    CAPACITY                   DATE
                        ----                                    --------                   ----
                /s/ GUY L. DE CHAZAL
     -------------------------------------------       Director                     September 28, 2000
                  Guy L. de Chazal

                 /s/ CLAUDE P. SHEER
     -------------------------------------------       Director                     September 28, 2000
                   Claude P. Sheer

                  /s/ PAUL KAVANAGH
     -------------------------------------------       Director                     September 28, 2000
                    Paul Kavanagh

                               INDEX TO EXHIBITS

EXHIBIT NO.                        ITEM AND REFERENCE
-----------                        ------------------
         2.1               --      Stock Purchase Agreement dated January 2, 1998 by and among
                                   Lionbridge, Japanese Language Services, Inc., Carl J. Kay
                                   and Yoko I. Kay (filed as Exhibit 2.1 to Lionbridge's
                                   Registration Statement on Form S-1 (File No. 333-81233) and
                                   incorporated herein by reference).

         2.2               --      Stock Purchase Agreement dated January 6, 1999 by and among
                                   VeriTest, Inc., the shareholders of VeriTest listed on the signature pages thereto and Lionbridge (filed as Exhibit 2.2 to Lionbridge's Registration Statement on Form S-1 (File
                                   No. 333-81233) and incorporated herein by reference).

         2.3*              --      Amended and Restated Agreement and Plan of Reorganization
                                   dated March 30, 2000 by and among Lionbridge, LTI
                                   Acquisition Corp. and INT'L.com, Inc.

         2.4*              --      Agreement and Plan of Reorganization dated March 30, 2000 by and among Lionbridge, HT Acquisition Corp. and Harvard
                                   Translations, Inc.

         4.1               --      Amended and Restated Certificate of Incorporation of
                                   Lionbridge (filed as Exhibit 3.2 to Lionbridge's
                                   Registration Statement on Form S-1 (File No. 333-81233) and
                                   incorporated herein by reference).

         4.2               --      Amended and Restated By-laws of Lionbridge (filed as Exhibit
                                   3.4 to Lionbridge's Registration Statement on Form S-1 (File
                                   No. 333-81233) and incorporated herein by reference).

         4.3               --      Specimen Certificate for shares of Lionbridge Common Stock
                                   (filed as Exhibit 4.3 to Lionbridge's Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

         5.1*              --      Legal Opinion of Testa, Hurwitz & Thibeault, LLP.

        23.1*              --      Consent of PricewaterhouseCoopers LLP.

        23.2*              --      Consent of Arthur Andersen LLP.

        23.3*              --      Consent of Testa, Hurwitz & Thibeault, LLP (included in
                                   Exhibit 5.1).

        24.1*              --      Power of Attorney (included on signature pages).

------------------------

*   Filed herewith.